Green Dot Corporation
605 East Huntington Drive, Suite 205
Monrovia, California 91016
July 19, 2010
Via EDGAR and Facsimile (703) 813-6983
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Christian Windsor Gregory Dundas

Re:	Green Dot Corporation Registration Statement on Form S-1 (File No. 333-165081)
Acceleration Request
     Requested Date: July 21, 2010
     Requested Time: 2:00 P.M. Eastern Daylight Time
Ladies and Gentlemen:
     Green Dot Corporation (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-captioned Registration Statement on Form S-1 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.
     The Registrant hereby authorizes William Hughes, of Fenwick & West LLP, to orally modify or withdraw this request for acceleration.
     The Registrant hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We request that we be notified of such effectiveness by a telephone call to Mr. Hughes at (415) 875-2479, or in his absence Philip Reuther at (650) 335-7828. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of such Registration Statement be sent to Fenwick & West LLP, attention: Philip Reuther, via facsimile to (650) 938-5200.

Sincerely, Green Dot Corporation
By:	/s/ John L. Keatley
	Name:	John L. Keatley
	Title:	Chief Financial Officer

cc: William Hughes, Fenwick & West LLP

EXECUTION COPY
July 19, 2010
Via EDGAR and Facsimile
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Green Dot Corporation (the “Company”) Registration Statement on Form S-1 (File No. 333-165081)
Ladies and Gentlemen:
     As Representatives of the several underwriters of the offering pursuant to the above-captioned Registration Statement on Form S-1 (the “Registration Statement”), we hereby join in the request of the Company that the effective time of the Registration Statement be accelerated so that the Registration Statement becomes effective at 2:00 p.m. New York City Time on July 21 2010, or as soon thereafter as practicable.
     In connection with this acceleration request and pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, the following information is provided with respect to the distribution of the preliminary prospectus included in the Registration Statement filed with the Commission on July 9, 2010 through the date hereof:

To Whom Distributed	Number of Copies
Institutions, Brokers and Others	Approximately 8,125
     We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.
     The Commission is advised that the amount of compensation to be allowed or paid to the underwriters in connection with the offering and to be disclosed in the Registration Statement, as amended, will not exceed the amount that is cleared with the Financial Industry Regulatory Authority.
[Signature pages follow.]

Very truly yours, J.P. MORGAN SECURITIES INC.
By	/s/ Alice Takhtajan
	Name:	Alice Takhtajan
	Title:	Vice President

[Signature Page to Underwriter Acceleration Request]

MORGAN STANLEY & CO. INCORPORATED
By	/s/ John Tyree
	Name:	John Tyree
	Title:	Managing Director

[Signature Page to Underwriter Acceleration Request]